Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, MA 02110

September 5, 2006

FILED VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20459

Mail Stop 4561

Attn:	Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance

Re:	Sohu.com Inc. (“Sohu”)
Form 10-K for the Fiscal Year Ended December 31, 2005 (the “2005 10-K”)
Form 10-Q for the Quarterly Period Ended March 31, 2006 (the “March 31, 2006 10-Q”)
File No. 000-30961

Dear Mr. Krikorian:

This letter reflects Sohu’s response to the comment contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Dr. Charles Zhang, dated August 22, 2006 (the “Second Comment Letter”).

RESPONSE TO SECOND COMMENT LETTER

Form 8-K filed on April 26, 2006 and August 8, 2006

Staff Comment

Exhibit 99.1

1. We note your response to prior comment number 5 with respect to your use of non-GAAP financial measures. Your response indicates your disclosure complies with Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. However, your current disclosure appears to only briefly disclose why you believe your non-GAAP measures are useful. Please revise future filings to fully comply with the disclosures of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures for each separate non-GAAP measure, or explain why you believe your current disclosure contemplates such disclosure considerations.

Sohu Response

Sohu has confirmed that in future filings it will follow the Staff’s suggestion and provide disclosures for each separate non-GAAP measure to fully comply with the disclosures of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures. The following is a draft of language regarding non-GAAP disclosure that Sohu would include in future filings (subject to any changes in the type of non-GAAP disclosure, if any, that Sohu may include in such filings):

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Sohu’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, effective from January 1, 2006. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to GAAP results.

Sohu’s management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors because it makes a more meaningful comparison of Sohu’s current results of operations to those of prior periods. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Sohu does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance the investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per share, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in our business for the foreseeable future. In order to mitigate these limitations we have provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures we have presented.

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Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Carol Yu
Chief Financial Officer